EXHIBIT 4

The Reporting Persons engaged in the following transactions in shares of Common Stock of the Company since the most recent filing on Schedule 13D.  All transactions involved purchases of shares on the Nasdaq National Market System.  The price set forth for each day is the average price per share paid or received by the Reporting Persons for the applicable shares of Common Stock on such day.

Date	Type	Price	Shares
3/30/2007	Sale	7.5981	105,000

4/2/2007	Sale	7.6286	7,000

4/3/2007	Sale	7.7483	102,300